Exhibit 99.3
Guangshen Railway Company Limited
A Special Note on Inter-company Liabilities Owed to the Company

Guangshen Railway Company Limited
A Special Note on Inter-company Liabilities Owed to the Company
Deloitte Audit Report (Han) Zi (08) No. Q0038
April 23, 2008
Board of Directors of Guangshen Railway Company Limited
Dear Sirs:
     Upon entrustment, we audited the financial statements of Guangshen Railway Company Limited (the “Company”), including the Company’s consolidated balance sheet as at December 31, 2007, and the Company’s consolidated statement of income, consolidated statement of changes in shareholders’ equity and consolidated statement of cashflow for the year ended at December 31, 2007, as well as the notes thereto, and issued the unqualified audit report numbered Deloitte Audit Report (Shen) Zi (08) No. P0544 on April 23, 2008.
     Pursuant to the Circular on Regulating the Inter-company Liabilities of Publicly Listed Companies and the Provision of Third-party Guarantee by Publicly Listed Companies jointly promulgated by China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission, the Company prepared the Summary Statement of Inter-company Liabilities Owed by Related Parties for the Year Ended December 31, 2007 (the “Summary Statement”).
     It is the Company’s responsibility to prepare and disclose the Summary Statement based on facts and ensure the truth, legitimacy and completeness of the Summary Statement. We checked the information disclosed in the Summary Statement against the accounting information reviewed by us in our auditing of the financial statements of the Company as at December 31, 2007 and the relevant sections in the audited financial statements, and did not find any inconsistency therebetween in all material aspects. Other than the auditing procedures relating to related parties and the transactions with related parties adopted by us in our auditing of the financial statements of the Company for the year ended December 31, 2007, we did not adopt any other auditing procedures with respect to the information disclosed in the Summary Statement.
     This Letter is intended only for the use by the Company in its filing with relevant securities regulatory authorities of its summary statement on inter-company liabilities owed to it by related parties for the year ended December 31, 2007, and may not be used for any other purpose without our written consent.
Attachment: Guangshen Railway Company Limited Summary Statement of Inter-company Liabilities Owed by Related Parties
Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China

Attachment
Guangshen Railway Company Limited Summary Statement of Inter-company Liabilities Owed by Related Parties
For the year ended December 31, 2007
Measurement Unit: RMB

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
Largest shareholder and its associates	Guangzhou Railway (Group) Company	Largest shareholder	Receivables	762,538.24	92,826,332.20	—	40,837,188.86	52,751,681.58	receipt and payment of military transportation fees and provision of labor services	Operational
	Yangcheng Railway Guangzhou Station Labor Services Company	Subsidiary of largest shareholder	Receivables	—	9,405,000.00	—	—	9,405,000.00	provision of labor services	Operational
	Yangcheng Railway Enterprise Development Company Bajiangkou Stone Quarry	Affiliated company of a subsidiary of largest shareholder	Receivables	—	2,494,335.10	—	—	2,494,335.10	provision of labor services	Operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	Guangzhou Railway Material Supply Company	Affiliated company of largest shareholder	Receivables	50,433.06	7,566.09	—	57,999.15	—	provision of labor services	Operational
	Guangzhou Railway Tangxi Freight Yard	Affiliated company of a subsidiary of largest shareholder	Receivables	—	1,481,380.00	—	1,123,370.00	358,010.00	provision of labor services	Operational
	Shichang Railway Co., Ltd.	Subsidiary of largest shareholder	Receivables	—	4,016,170.98	—	2,342,588.48	1,673,582.50	provision of labor services	Operational
	Yuehai Railway Co., Ltd.	Subsidiary of largest shareholder	Receivables	—	3,076,602.00	—	715,118.80	2,361,483.20	provision of labor services	Operational
	Guangzhou Railway (Group) Company	Largest shareholder	Prepayments	3,213,627.79	10,511,555,811.12	—	10,512,761,353.99	2,008,084.92	Payment for operational services	Operational
	Yuetie Operation Development Company Guangzhou Power Supply Branch	Affiliated company of a subsidiary of largest shareholder	Prepayments	—	30,000.00	—	—	30,000.00	Prepayment of fees for project construction	Operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company	Subsidiary of largest shareholder	Prepayments	5,265,250,000.00	5,139,389,175.59	—	10,404,639,175.59	—	Prepayment price for asset acquisition	Operational

Largest shareholder and its associates	Shenzhen Guangshen Railway Civil Engineering Company	Affiliated company of a subsidiary of largest shareholder	Prepayments	6,638,234.98	—	—	6,638,234.98	—	Prepayment of fees for project construction	Operational
	Guangzhou Railway Foreign Trade and Economic Development Company	Having the same key management with an affiliated company of largest shareholder	Prepayments	1,350,340.66	3,487,352.42	—	—	4,837,693.08	Prepayment of price for materials procurement	Operational
	Guangzhou Railway (Group) Company	Largest shareholder	Other receivables	33,409,380.47	571,512,152.19	—	598,087,961.22	6,833,571.44	Provision of labor services	Operational
	Guangzhou Railway Large-sized Mechanical Railline Company	Affiliated entity of largest shareholder	Other receivables	—	500,000.00	—	—	500,000.00	Land lease rental	Operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	Guangzhou Railway Engineering Construction Enterprise Development Company	Affiliated company of a subsidiary of largest shareholder	Other receivables	—	200,000.00	—	—	200,000.00	Provision of labor services	Operational
	Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company	Subsidiary of largest shareholder	Other receivables	—	2,861,113.32	—	516,859.28	2,344,254.04	Payment by the Company on behalf of the related party	Operational
	Guangzhou Yang Cheng Railway Group Wantong Trading Company	Affiliated company of a subsidiary of largest shareholder	Other receivables	—	1,937,388.48	—	1,529,185.75	408,202.73	Provision of labor services	Operational
	Yuetie Operation Development Company Guangzhou Branch	Affiliated company of a subsidiary of largest shareholder	Other receivables	—	858,138.76	—	—	858,138.76	Provision of labor services	Operational
	Guangshen Railway Enterprise Development Company	Subsidiary of largest shareholder	Other receivables	2,751,716.82	—	—	2,751,716.82	—	Payment by the Company on behalf of the related party	Non-operational
	Sanmao Railway Co., Ltd.	Subsidiary of largest shareholder	Other receivables	118,415.00	103,829.00	—	—	222,244.00	Payment by the Company on behalf of the related party	Non-operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	MOR’s Railroad Deposit-taking Center	MOR’s internal fund management agency administered by largest shareholder	Cash fund	169,738,800.00	—	—	169,738,800.00	—	Funds deposited at MOR’s Railroad Deposit-taking Center	Fixed deposit
	MOR’s Railroad Deposit-taking Center	MOR’s internal fund management agency administered by argest shareholder	Cash fund	27,491,481.73	—	—	27,491,481.73	—	Funds deposited at MOR’s Railroad Deposit-taking Center	Current deposit
	Subtotal			5,510,774,968.75	16,345,742,347.25	—	21,769,231,034.65	87,286,281.35

Subsidiaries and Associates	Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and Unloading Company	Controlled subsidiary	Other receivables	9,082,971.05	—	—	—	9,082,971.05	Construction fees paid by the Company on behalf of the related party	Non-operational
	Shenzhen Ganglong Hotel Co., Ltd.	Controlled subsidiary	Other receivables	1,112,136.54	85,725.85	—	775,613.42	422,248.97	Payment by the Company on behalf of the related party	Non-operational
	Zengcheng Lihua Stock Company Limited	Affiliated company	Other receivables	12,312,316.93	1,749,901.78	—	—	14,062,218.71	Payment by the Company on behalf of the related party	Non-operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	Shenzhen Nantie Construction Supervision Company	Controlled subsidiary	Other receivables	90,000.00	396,642.60	—	486,642.60	—	Payment by the Company on behalf of the related party	Non-operational
	Shenzhen Jing Ming Industrial & Commercial Company Limited	Controlled subsidiary	Other receivables	20,878.98	287,686.48	—	308,565.46	—	Payment by the Company on behalf of the related party	Non-operational
	Shenzhen Railway Station Service Co., Ltd.	Controlled subsidiary	Other receivables	5,566,753.33	240,089.43	—	2,068,369.57	3,738,473.19	Payment by the Company on behalf of the related party	Non-operational
	Guangzhou Guangshen Railway Dongqun Trade and Commerce Service Company	Controlled subsidiary	Other receivables	439,041.25	3,075,204.28	—	3,459,497.12	54,748.41	Payment by the Company on behalf of the related party	Non-operational
	Shenzhen Railway Property Management Company Limited	Controlled subsidiary	Other receivables	5,871,800.95	2,717,047.40	—	6,668,593.83	1,920,254.52	Payment by the Company on behalf of the related party	Non-operational
	Shenzhen Fu Yuan Enterprise Development Company	Controlled subsidiary	Other receivables	—	4,664,311.82	—	2,498,550.06	2,165,761.76	Payment by the Company on behalf of the related party	Non-operational

Type of
Relationship		Relationship			2007 Annual
between the Owing		between the Owing			Aggregate Amount		2007 Annual
Related Party and	Name of the Owing	Related Party and	Accounting Item of	2007 Year-beginning	(excluding		Aggregate Amount of		Reasons for
the Company	Related Party	the Company	the Company	Balance	interest)	Interest	Repayment	2007 Year-ending Balance	Incurrence	Nature
	Shenzhen Shenhuasheng Storage and Transportation Co., Ltd.	Controlled subsidiary	Other receivables	—	1,389,109.92	—	1,232,056.32	157,053.60	Payment by the Company on behalf of the related party	Non-operational
	Subtotal			34,459,899.03	14,605,719.56	—	17,497,888.38	31,603,730.21

Natural person related parties and their controlled legal persons	None			—	—	—	—	—
	Subtotal			—	—	—	—	—

Other related persons and their affiliated enterprises	None			—	—	—	—	—
	Subtotal			—	—	—	—	—
	Total			5,545,270,867.78	16,360,348,066.81	—	21,786,728,923.03	118,890,011.56

Signed by the following persons on April 23, 2008

Principal Executive Officer of the Company	Principal Accounting Officer of the Company	Officer of the Auditor